UPEXI, INC.

3030 North Rocky Point Drive, Suite 420

Tampa, FL 33607

July 13, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Upexi, Inc.
Registration Statement on Form S-3
Filed July 6, 2026
File No. 333-297280

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: Thursday, July 16, 2026

Requested Time: 10:00 a.m., Eastern Time

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Upexi, Inc. (the “Company”), hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-3 (File Number 333-297280), as amended so that it will become effective at 10:00 a.m., Eastern Time, on Thursday, July 16, 2026, or as soon as practicable thereafter.

Please contact our counsel, Peter Campitiello, Esq. of Lucosky Brookman LLP at (732) 395-4517 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Campitiello by telephone when this request for acceleration has been granted

Very truly yours,

/s/ Allan Marshall
Allan Marshall
President and Chief Executive Officer